Filed by GS Acquisition Holdings Corp II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GS Acquisition Holdings Corp II

SEC File No.: 001-39352

Seeking Alpha Interview Transcript – Tom Logan on Seeking Alpha, 10/15/2021

Josh Kincaid, Seeking Alpha

Welcome back to Seeking Alpha. I’m Josh Kincaid, capital markets analyst and today interviewing CEOs. My guest today is Tom Logan, he’s the CEO of Mirion. Tom, thanks for being with us at CEO Interviews.

Tom Logan, CEO of Mirion Technologies

Josh, thank you. It’s my pleasure.

Josh Kincaid, Seeking Alpha

Appreciated. So, Mirion, you’re a global provider of radiation detection, measurement, analysis and monitoring products and services to the nuclear defense and medical end markets. Tom, how do you explain your business model to investors?

Tom Logan, CEO of Mirion Technologies

So, I want to explain it thusly, Josh, that first, the keystone to our strategy is the domain knowledge that we possess in and around ionizing radiation, which I’ll come back to in a minute. But effectively, we are selling compulsory products and services, let’s just say solutions, into highly regulated markets where the cost of failure is high, and typically, the wallet share for the buyer is low. And so, as a consequence, that dynamic tends to feature people who’ve been around a long time and have built up a strong position of leadership, and given the fact that today, globally, we are the leader in 14 of our 17 product categories, more often than not, that tends to favor us. It leads to a business that fundamentally is highly predictable, highly visible with a very high component of recurring revenue. And that really is the short elevator pitch of how we think about the business model.

Josh Kincaid, Seeking Alpha

Right. You have customers that rely on solutions to protect people and property in the environment from nuclear and radiological hazards. How would this work for a specific situation? I’m in Hanford, in Washington state, say up in Seattle, maybe people are more familiar with Fukushima. Regardless of what it is, if you can kind of explain how your products are used in a specific situation?

Tom Logan, CEO of Mirion Technologies

So, they’d be used then in multiple dimensions. So, you know, let me start with commercial nuclear power, and I’ll start with Fukushima, and just kind of the ecosystem in and around that, and I think we can extrapolate into Hanford and potentially other sites, but in the case of Fukushima, firstly for an operating reactor, we provide instrumentation that is measuring the quality and the efficiency of the nuclear reaction. So, we literally have instruments that are inside the reactor core, adjacent to the core, that are networked into the control and instrumentation systems of the power plant overall. Beyond that, we have an array of networked systems. Typically represented by discrete sensor arrays, numbering 200 to 300 or more, that are measuring gas, liquids and particulate matter within a power plant for various editions of operating quality and safety. And then beyond that, when you look at the balance of the plant, we’re making an array of systems and instruments that are monitoring environmental quality, both inside the power station as well as externally monitoring human safety across multiple dimensions. Again, people inside the plant and then outside of the plant, even, you know, monitoring the video, video streams of highly radioactive environments, which is technologically quite challenging. So, that would be the core footprint of what we would be doing in a nuclear reactor. And just as a point of note, you know, nuclear power represents about 39% of our business overall. But in situations like Fukushima or other black swan events, let’s call them, we also have an array of solutions that are really oriented toward human safety and environmental safety, to help mitigate those situations when they happen. So, in the case of Fukushima, we were very quick to be on site with an array of instruments and measurement and expertise know-how to safeguard the sanctity of the food supply in a region to really identify the environmental boundaries of safe habitation for the populace in and around that area. And then more broadly to help remediate the situation through the cleanup. You can broadly extend these types of products to a Department of Energy site like Hanford where much of what is being done is focused on monitoring the environmental safety, insuring that there is no leakage or leaching of hazardous radioisotopes beyond the confines of the site. But also, as they are remediating, some of the flawed historic storage practices to be able to figure out the composition of unknown barrels of material and again figure out the way of optimally mitigating the environmental risks there. We are again deeply involved in instruments and expertise that can help in situations like that.

Josh Kincaid, Seeking Alpha

I’m assuming you don’t have an entire monopoly on the market. So, you’ve got some competition. A lot of your end markets are characterized by the need to meets some rigorously regulatory standards, design qualifications and operating requirements. These industry dynamics create a substantial barrier to entry, thereby reinforcing your market position. When someone chooses your product though, Tom, why? Why are they going to choose yours over the competitor’s? Maybe you can kind of go into that.

Tom Logan, CEO of Mirion Technologies

Yeah, sure. So, we have great competitors, very well-known international industrial technology firms that are highly regarded. Perhaps the first point I would make, Josh, is that we are the largest player in our identified space. So, even though we are competing against firms like Thermo Fisher and AMA Tech, as well as many others, you know, both local and regional players. We are by far the largest in our in our selected space. And that scale is very, very important for a few reasons. Firstly, from an innovation standpoint, we have a significant commitment to engineering and R&D. We spent about 10% of our revenue on engineering annually which would be the aggregation of pure R&D sustaining engineering for our existing product line, as well as support for bespoke customer projects as well. But as a consequence, we tend to be a very innovative firm, you know, we’re very focused on applying new and emerging technologies, not only as it relates to detection but as it relates to more digital approaches to solutions than has historically been the case. And the bottom line is that we are an innovation leader in our space. We’re a very prolific firm in terms of the cadence of our new product launches, and there’s kind of a flywheel effect there. As we gain scale, as we continue our strong commitment, as we improve and refine the coherence of that commitment, our innovation becomes more targeted, more relevant and ultimately more impactful from a commercial standpoint. The other important benefit of scale is the network effect. You know, quite commonly we will discuss the network effect in high tech applications and the importance, the inherent value of that network, but I wouldn’t necessarily say that that network effect is also quite relevant in industrial applications in our specific instance. Understanding that our central thesis is that the technology that we possess, that we develop, is fungible across vertical market boundaries, and across key segments really makes this particularly relevant, because effectively we have more relevant points of presence in our chosen field than any of our competitors. But we also have the greatest breadth of our product catalog. So, stated more simply, we can sell more stuff, to more people, and I’ll tell you where that really matters again is when you are looking at nascent products and new product launches, particularly those that are more revolutionary in nature. And it also matters a lot, as we may discuss later, when you’re talking about inorganic growth and/or organic growth, where historic share positions have been uneven. So, all of these factors come together. Then when coupled with the fact that again, we’re the largest, we have been around for a very long period of time, you know the individual brands we sustained, precede the formal creation of Mirion by many decades. And so, our brand equity, our relationship capital are unrivaled, all of these factors come together to give us a seat at the table more often than not, when a customer has a need to tap into the market.

Josh Kincaid, Seeking Alpha

Your ability to gain more market share is probably coming through acquisitions as well. So, kind of want to talk about a couple of M&A strategies that you have through acquisitions. The last couple of years you saw Mirion expand the medical footprint via a number of strategic acquisitions. You announced in January that you were going to be buying Sun Nuclear, which manages a quality assurance for radiation treatment at cancer centers, and then you acquired Calibration Technology Firm, Capintec, last year. Back in 2018, there was nuclear research and consultancy group for your dosimetry unit, they make products used to measure workers radiation exposure and then recently acquired the dosimetry badge brand, Florida based distributor of personal dosimetry badges.

So, you’ve built a highly predictable and recession proof platform with over 70% of sales being mission critical and recurring. You also have a proven track record of value creating M&As, a strong acquisition pipeline and a well-honed acquisition playbook. So, with regards to your M&A strategy, Tom, what exactly do you look for when making an acquisition? Is it looking for that new emerging tech? Are you looking for that network effect? What is it when you’re laying down your M&A strategy that you have formed?

Tom Logan, CEO of Mirion Technologies

Yeah, Josh, maybe to provide a high-level overview as to how we think about M&A. To your point, yes, we’ve been very acquisitive. We’ve done nine deals in the last couple of years. We’ve acquired, well, most of those deals and then bilaterally negotiated that part of the competitive process, and I think are certainly a good integrator. And I’ll expand on that a little bit, but it’s important to note that where the process begins for us is with a deep annual refresh of our markets overall. That we pride ourselves on our marketing knowledge and we focus deeply on the market that we currently serve, as well as adjacencies that are strategically of interest to us. So, every year we do a deep refresh on that analytical exercise and the work product that results from that informs the way we make capital allocation decisions across the board. That informs the way we think about capital spending internally, the way we think about R&D budgets, the way we think about the operating footprint of the business, etc. But it certainly drives the way we think about M&A. What that will lead to is a clear-eyed view on whatever we want our central focus to be as we’re thinking about acquisitive growth overall. And then the next part of our process is to engage the deal origination engine. Now many companies rely on bankers and consultants and expert networks and the like to help them with deal flow. We certainly do all of them. We’ve got some great ideas from all of those constituencies over the years, but I’ll tell you one of the most powerful things that we do is to engage our internal network effectively, crowdsourcing our employee base. Today, we have 2,500 employees around the world. And on a roughly monthly basis I will address the top 500 or 600 managers. And one of the standing agenda items and on the virtual town hall calls will be M&A, where I will provide an update as to what we’re looking at and what we’re interested in. But I’ll always ask for their ideas and say if you have a great idea, send it in and our head of strategy will review it and even if you think it’s a sketchy idea or not well developed, send it in, don’t hesitate and if we act upon an idea that you recommend, then you’ll get recognition, you’ll get rewarded for doing this. As you might imagine a lot of the ideas are not fundamentally actionable, but a small percentage of them are just insanely brilliant, things that under ordinary circumstances would be unlikely to bubble up to my level, just as through the normal filtering and buffering of information. This is kind of Uber-skip level management in the sense that ideas, again, are coming in directly to me. And not only are we getting some phenomenal ideas, but typically we’ll get relationship capital with them. And it’ll be you know, here’s a company that I’ve been watching or interacting or competing against for a decade. And here’s why I think we should buy them, and here’s who you should talk to. And it oftentimes it will lead to a hot introduction that gives us the ability to engage, again, in a bilateral fashion, to make our case and it’s something that I think we’re pretty good at and we get better and better at as we move along. Clearly, you know, we’ve been affected in buying these deals at attractive entry points. So, if you look at the last nine deals that we’ve done the average pre-synergy multiple is roughly 12 times trailing EBITDA, which obviously is a significant discount where assets are trading in general. But what’s maybe more striking is if you take that same grouping of acquisitions, two years into it, our average post-synergy multiple is six-times trailing EBITDA. And understand that when you’re integrating businesses, it doesn’t all happen in two years. Yes, you can make decisions about the operating model and the integration into your existing operating model and SG&A structures and commercial structures, but the longer-tailed items that are technologically driven or more integrative commercial approaches can take three to five years to really begin to emerge and get monetized. And so again, this is I think empirical evidence that this is an important part of our business and will continue to be a prospective one.

Josh Kincaid, Seeking Alpha

With the 10% R&D that you have looking at new emerging tech and the 39% of revenues that you have that come from the nuclear world. I’m curious about the Green New Deal and how that can impact your business? Is nuclear considered green? And what’s going to happen if the world goes in a different direction? Electric or solar or any other path other than nuclear. Do you foresee that happening? How would you pivot to stay relevant?

Tom Logan, CEO of Mirion Technologies

Yeah, I don’t. I would tell you we’re big fans of the nuclear industry and I’ve been CEO of this business for about 18 years and we’ve seen several cycles, and I will tell you that I like the vertical market conditions that we’re facing today, really across all of our verticals better than at any time during my tenure, but that’s particularly true in the case of nuclear power. You know the world is in a very dynamic place right now, I’m sure that you and your listeners have seen some of the changes affecting power markets in the United States, where there’s been a spike in natural gas pricing, which even a few years ago people thought that we essentially have an unlimited supply of shale gas, it’ll be too cheap to meter. We’ll never again have any supply chain issues and yet “lo and behold” we do. And so, we’re seeing a big spike in in gas-related pricing. Far, far bigger issues in Europe, for example witness some of the chaos in the in the UK and even extending it. Look at what’s happening right now with the carbon-based electrical generating output in China right now. All of which shows that one has to plan for circumstances that may be beyond the current trend line and think carefully about baseload electrical generating capacity. Now the huge advantage that nuclear power has is that it is arguably the most efficient source of carbon-free electrical generating capacity globally and always has been. And the dynamic continues to improve. And what I would, just cutting to the chase, tell you that public opinion continues to more broadly recognize this. That if we truly want to get to carbon zero as a society, then nuclear power must be part of that solution and this is identified and embraced on both sides of the ideological spectrum. Now specifically in the U.S you talked about the Green New Deal and I think the possibilities of additional support, in terms of research and operations of commercial nuclear power in the U.S is high, but even more tangibly if you look at the infrastructure bill, which passed the Senate, you would find in there about $7 billion dollars of support for the American nuclear industry. And this is on top of the very significant state level support that we’ve seen throughout the Eastern seaboard and Illinois, Connecticut and New Jersey and Ohio and Pennsylvania, where state governments have recognized the importance of sustaining the commercial nuclear power base in order to meet their own economic and employment and environmental objectives overall. So increasingly, I think the world is embracing the concept of nuclear power being an important part of the future. And that applies not only to the current generation of technology, but increasingly the view that in the next five to ten years, we will begin to see tangible evidence, tangible activity with small modular reactors, which are perfectly suited to be kind of dropship replacements for decommissioned coal-fired power plants. So, there’s a tremendous amount of activity globally that is reflected in the new bill. The activity that we’re seeing. it’s also reflected and supported by government policy, the world over in every relevant market.

Josh Kincaid, Seeking Alpha

These small units that you just mentioned. In relation to the Fukushima incident, was this going to provide more peace of mind to people that are worried about that environmental safe cohabitation?

Tom Logan, CEO of Mirion Technologies

One of the central features of the majority of small modular reactor designs, and I understand that there are many dozens of these designs that are evolving and competing to really define this emerging market. But one of the intrinsic characteristics of the vast majority of them is that they’re inherently safe. And so ultimately, Fukushima happened because of the lack of coolant into the reactor core because pumps fail and water supply was interrupted. And that led ultimately to the criticality of the reactor. Most SMRs are intrinsically safe where if there’s a similar type of interruption the reactor will simply stop working. And do so in an autonomous mode, making them considerably safer in any scenario that one might consider. Also, typically these are built-in arrays of multiple small reactors. And so, it provides a higher degree of fault tolerance and just more robust operating characteristics overall.

Josh Kincaid, Seeking Alpha

Alright. I want to switch gears here and talk about a SPAC that you have. Mirion, you’re gonna be merging with Goldman Sachs SPAC, GS Acquisition Holding Corp II. The deal valued Mirion at about $2.6 billion or 13.3 times the company’s estimated 2021 Adjusted EBITDA of approximately $192 million. What are the some of the top reasons that you’re going public now, Tom? And why a SPAC?

Tom Logan, CEO of Mirion Technologies

Yeah, that’s a great question, Josh, but the short answer is that this will really be an optimal scenario for our current shareholders. So, again, I’ve been in the role here for nearly two decades, throughout that period of time we have been private equity-backed. Our current financial sponsor, Charterhouse Capital Partners has been invested Mirion since 2015. Today, we are the last asset in their ninth fund, which is a 12-year-old fund and they’re out investing and fundraising for their eleventh fund. And understanding as you do, fund dynamics in and around the private equity community, it is simply time for Charterhouse to monetize their investment in Mirion. And that’s kind of the natural rhythm, the circle of life, if you will, as it relates to private equity fund dynamics. So, the key question as we were preparing to exit about a year ago, was what is our vector here? Who do we want to invite to the party? And fundamentally recognizing the importance of liquidity. Again, just given the fund maturity of the Charterhouse fund, it really took an IPO off the table, because for a financial sponsor, the liquidity tail associated with an IPO can be five years, it could be longer, but it’s very measured, very tempered and a good deal less predictable. At the other end of the spectrum, kind of the core view, is we will engage the private equity community and look principally for sponsor interest to buy the company. There’s a bit of a fear when you do that, that if you invite strategic investors, other large companies, that oftentimes that can poison the dynamic, because private equity does not like to compete against strategic investors overall. So essentially our default was to think about a fairly conventional asset auction with the private equity sector. SPACs we were certainly aware of and had been watching, but the historical issue with SPACs was all about certainty, liquidity, alignment of interests, the whole host of other things. I will tell you that the proposal that Goldman Sachs through GASH Holdings II put forth was unique and uniquely compelling in a sense that firstly, from a scale standpoint as a $750 million-dollar SPAC, you know that’s the upper end of the vast majority of SPACs out there. Much more typically, around $200-400 million in size. Secondly, the willingness that Goldman had to essentially align interests by deferring their profits interest, so for those of your listeners who are not intimately familiar with SPACs, the promote of a SPAC is a carried interest, effectively oftentimes referred to as “the promote” that they earn upon the closure of the deal. In the case of Goldman Sachs, they proposed differing their promote on a performance basis. So some of it vests at $12.00 a share, some at $14.00 a share, some at $16.00 a share. So, it creates a tremendous inherent alignment of interest between the SPAC investors, the SPAC promoters and new investors into the business overall. The third piece of the puzzle was the size of the PIPE, that as you may have seen we raised a $900 million PIPE. Again, for those who are less familiar with the SPAC market, view that as a supplementary pool of capital. Private investment in a public entity, and we raised this when the SPAC market was struggling a bit. And I think our ability to raise that with absolutely the best imaginable investors during that period of time speaks volumes about the involvement of Goldman, the quality of the asset in the eyes of the community overall. And then a final piece is simply the Goldman Sachs imprimatur that there are a lot of SPAC players out there right now. This is only the second SPAC that Goldman has done. Their first SPAC involved a company called Vertiv and has been a phenomenal performer in the wake of that.

Goldman looked very, very carefully, and similar to Vertiv, where they partnered with Dave Cote, the former CEO of Honeywell. In this instance, Goldman also partnered with Larry Kingsley. Larry Kingsley is a very storied operator in the industrial tech communities. He cut his teeth as a senior guy at Danaher, ran IDEX Corporation and Pall Corporation, both of which leveraged just incredible shareholder value, and then went on to be more involved in private equity, and setting up public boards. Larry and Goldman took a very proactive approach toward looking at all alternative assets under consideration. They looked at literally hundreds of ideas and ultimately, they chose us. And I would tell you the combination of all of those factors, coupled with what Goldman and Larry can bring to the table as we move ahead, just kind of added further to the merits of their proposals, so ultimately, the summary of all of that, Josh, is that the Goldman Sachs SPAC really offered the best combination of enterprise value and liquidity to the selling shareholders here. But prospectively, recognizing the rollover investment by Charterhouse, the rollover investment by management, again, really led to the situation where we have the best possible positioning for future success as we cross the chasm from being a private company to being a public company.

Josh Kincaid, Seeking Alpha

Convert that liquidity and enterprise value into post IPO after the 21st. How will becoming a publicly traded company accelerate your growth and advance your position in the market?

Tom Logan, CEO of Mirion Technologies

It’ll do so a few ways. Firstly, we just have completed a new debt offering. That will be the key debt component of our balance sheet, prospectively, and the offering went phenomenally well. I’ve raised a lot of debt in my career. This is without a doubt the best debt offering we’ve ever done in terms of our ability and the level of interest generated, the number of times oversubscribed helped our ability to improve upon terms. But the starting point is that we’re delevering the business from about five times leverage, so 5x EBITDA, down to about 3x. That’ll be our center of gravity, initially, and importantly in that de-leveraging because of the lower data, as well as the more improved terms overall, our interest expense will go down markedly. And so, it’ll put us in a situation where if you look at our cash flow yield, really taking EBITDA adjustments to working capital, capital spending, cash, tax and interest expense, Our free cash flow yield, as a business, will be about 6%. Our free cash flow conversion will be extraordinarily high. And the advantage of all of this is that that will give us a strong stream of liquidity for the inorganic growth that we’ve talked about. Now in our discussions with investors, clearly in the investor materials, we’ve guided to mid-single digit organic top-line growth. So about 5% of organic growth for the for the next two years, which will drive roughly 9% of EBITDA growth over the next two years. But the other commitment that we’ve made to investors is that we believe that we can add an additional five to ten points of inorganic growth to our top line every year, which will just further enhance this compounding effect that has been a characteristic of our economic history and is likely to be more so in the future. Now the great news is that we can delever down to 3x leverage, and given again the strength of our free cash flow conversion, add that five to ten points of that inorganic growth while maintaining those levels of leverage. And so, the starting point is that being a public company essentially will reduce our cost of capital and give us the ability, give us the balance sheet strength to meet our early-on objectives. Now down the road we’re an ambitious company. You know and fundamentally, the management team, our board of directors, are consumed by the idea of building a great company, a legacy that will take its place amongst the other great industrial tech companies, I guess, you know, amongst the great med-tech companies. So, as we continue our journey as a public company, certainly, you know looking further ahead, we will see opportunities for larger deals. And again, being public gives us the balance sheet strength and flexibility that will enable that long term value creation, not only organically, but inorganically.

Josh Kincaid, Seeking Alpha

Speaking of value, the merger values Mirion at 2023 enterprise value to sales enterprise value and EBITDA multiples of 3.4x and 12.5x, respectively. Mirion peers, Mettler Toledo International and Halma trade at next to 12-month EV to EBITDA multiples of 33.1x and 32x respectively, so the multiples look attractive. Where else is the value coming from?

Tom Logan, CEO of Mirion Technologies

Well I mean that firstly, on that re-rating journey, I think that’s a critical point, Josh. That our view is that when you look at our peer group, that we’re going at it about a 40 to 45% discount to that group, when looked at purely in terms of valuation metrics. And we believe that as we become seasoned as a public company, as we hit our marks, as we perform, then we will be rewarded by the marketplace, in terms of a normalization of those valuation multiples over time. And so, the first thing that I would say is that we hope that if we merely execute on our organic strategy that ultimately we will see shareholder value creation in the process of doing so. But then beyond that, when you think about the additive effects of the inorganic growth story, which we’ve touched on, adding that additional five to ten points of growth through M&A, and then beyond that, the ability for us to continue to improve the operating quality of the business, understanding that our history has been one of not only top line growth, but one of margin expansion and enhanced capital efficiency. But we’re still on the early innings. We still think there are many, many things we can do to improve the operational performance of our business overall. And we expect that we’ll do this through a combination of continued operating discipline that through operating leverage alone will drive continued EBITDA margin expansion as we move ahead to our planning horizon. But on top of that, opportunities for us to improve pricing heuristics, supply chain management, the efficiency of our SG&A construct, is tremendously exciting and we think ultimately will be value accretive. This is an area where again, I would call out the relationship with Larry Kingsley. Where for the first time, again, in my nearly two decades as CEO of this business, I’m going to have a strategic sparring partner. So, Larry will be the Chairman of the Board and I’ll continue to be CEO. It gives me the ability, to have a debate partner about ideas that I feel strongly about, but also kind of half-baked ideas that just pop into my head and I want somebody to bat around with. Larry is the perfect partner to do that and this has been our history thus far in the six months or so, that we’ve been we’ve been working together. But the other thing about Larry is that again, he’s kind of an OG from the early days of Danaher, he has Danaher DNA that he’s carried through his tenure leading IDEX and Pall and through his continued participation on corporate boards. We’re proud of our business system. We’re proud of our operating performance. We know we can make it better and Larry is the guy I think who will help us to see things that maybe we haven’t seen before and to drive that efficiency more broadly. The final thing I’d say, Josh, is that we’ve also extended that view to our board. We have recruited a board that I’m incredibly excited about. People who will help us not only in the boardroom, but outside of the boardroom. This dynamic where we will bring subject matter experts to help us get better, to help share in the burden of building a great business, I think will serve us well for the future.

Josh Kincaid, Seeking Alpha

I don’t know if Larry was offering suggestions on supply chain management, but I’m curious about how that impacted your business last quarter? Which by the way, you guys recently reported fiscal 2021 GAAP revenues of $612 million, up 27.9%? Can you kind of explain how did the quarter fare for Mirion and shareholders? As well as how maybe that supply chain impacted your business?

Tom Logan, CEO of Mirion Technologies

Yes, what I would say, Josh, is the quarter essentially came in at guidance. That the factors related to the supply chain are issues that we’ve been contending with, that the world has been contending with, for 18 months or so, really from the inception of the COVID pandemic, and for a variety of reasons, we’ve been able to weather the storm better than most. I’ll unpack those momentarily, but to be clear, over the last 18 months, we’ve kept every one of our factories open. We’ve had no anomalous employee retention issues, we have operated at a high level of efficiency and essentially met or exceeded expectations as it relates to our financial performance.

Looking ahead, clearly the global supply chain continues to be dynamic and a bit unpredictable. We think about it in three key elements; we think about raw material input, labor inputs, and freight and logistics. On the raw material side, I would tell you that there are some structural characteristics of Mirion that give us a bit of a natural buffer and those specifically are firstly, the fact that given our construct is a low volume, high mix business overall, it’s very common for us, when we’re dealing with suppliers, to be forced to buy a higher quantity of a given component. Whether we’re talking about a discrete electronic component of resins, metals-based materials, whatever it happens to be, oftentimes we are forced to take a higher quantity of that material than what otherwise would be dictated by conventional economic order-quantity metrics or optimization strategies. So, stated more simply, historically, given the nature of our business, oftentimes we’ve been forced by suppliers to carry a little bit more inventory then we’d like to. We further add to that by the fact that because we’re selling to highly regulated markets and the vast majority of our products have some type of qualification or accreditation or certification, which in the case of certain contracts can be limiting. Where as an example, we may have long-term, multi-year defense department IDIQ contracts, where if we change a single material component of that product, then we have to go through some level of recertification activity. And so, to mitigate that risk, to avoid having to constantly be in a recertification mode, we carry strategic buffers on critical components of our supplies. Which in some cases can be six to seven years of supply. Now the downside of all of this is that historically our inventory turnover performances has been lower than then we’ve liked. We’re turning today our inventory about three times a year. We think we can do a lot better in the future, but I’ll tell you coming into a global supply chain disruption, that’s a good problem to have right now. That buffering, buffers us not only from supply outages to a degree, not perfectly, but to a degree, but also from cost input increases overall. Now to be clear, throughout COVID, we’ve had a constant stream of brushfires that our procurement teams regionally and at the corporate level have had to deal with. That’s not abating, and those continue and when those happen and they do, we have to find alternative sources of supply, on rare occasions to make some design changes, but we’ve acquitted ourselves well throughout them. The second input is in labor. Labor obviously is labor dynamics that are then impacted by a strange combination of a kind of Keynesian stimulus programs, coupled with subsidies to keep people at home. And while those things are kind of working themselves out, there’s been tremendous industrial demand across the board. Many sectors have found increasing issues with labor supply overall. This is something that we look at on a real time basis. Last week, I did a deep dive with my Chief Human Resources officer, going through our kind of year to date and TTM metrics regarding turnover. Historically we’ve turned over employment, our employee base is about six to seven percent a year, which is relatively low. We’re a company that focuses on employee engagement. We want to be a good place to work and we want to have a culture that is attractive to our many colleagues around the world, and I think that’s been an important part of our good retention record historically. The good news is that we’re not seeing any material change in our voluntary turnover metrics in our business. Nothing that would indicate that we’re facing any kind of imminent labor supply shock overall.

The final piece of the puzzle is logistics. This is a secular, an exogenous event that affects everybody and there’s no way of buffering yourself from this overall. The lockup in the global logistics network affects inbound supply and also affects outbound shipments to customers. And I think we’re all familiar with some of the root causes, just in terms of the term trade flows, notably from Asia Pacific, labor issues relating to shipping ports, the rail freight, trucks freight etc. All of these things are creating significant backups in queues and I saw this last week as I flew over Long Beach Harbor into Southern California. I saw 70 to80 container ships sitting in the queue trying to get fit in. The best thing that we can do to manage through this is just to be proactive. It’s to be more vigilant in our sales and operational planning and understand that we can anticipate more delays on inbound freight. But also, to be vigilant about our outbound shipments to customers, to work with customers, to try and in particular mitigate quarter-end shipments and try and move those earlier into the quarter where we can do it. My belief, Josh, is that we personally will not be immune from this, but I do believe that as we’ve demonstrated, not only throughout COVID, but as we did, and as we demonstrated during the Great Recession and every other black swan event that we faced during our history, we’ll weather it better than most, but we will see some level of impact. We believe we’ve discounted that fully in the guidance that we provided, along with the release on our fiscal 20 21 earnings.

Josh Kincaid, Seeking Alpha

I recently saw there was a German coal plant that had to shut down because they weren’t able to get materials to them. Did you see during the pandemic an upward pressure on demands for nuclear power? You were quoted to say that you’re pleased with your fiscal 2021 results and that you delivered solid growth in expanding markets, despite the continuing global impact COVID-19 pandemic. How did COVID impact your growth on margins?

Tom Logan, CEO of Mirion Technologies

So, two things, firstly, as it relates to nuclear power demand, relative to coal or natural gas or renewables for a number of factors and principally in the American market, but more broadly I think this can be extrapolated to Western European markets as well. In general, the evolution in the power markets from both a competitive standpoint, an input supply standpoint and a regulatory standpoint, have all tended to favor nuclear to a far greater degree. The P&L and balance sheets of the nuclear operators worldwide generally are better today than they were five years ago, relative as a consequence of the factors that I’ve articulated overall. Now we looked at the COVID year for us, it was a year where we saw again, brushfires from a supply chain standpoint, our primary focus was twofold.

It was firstly, keeping our employees safe and protecting their welfare from a health standpoint, as well as an economics standpoint. And secondly, it was supporting our customers, who have been our partners for many decades and doing our level best to make sure that we were not letting them down in any way, that we were being very proactive about supporting them. And I’m very proud of our record in doing that. I think we lived up to those aspirations and went above and beyond in many respects. The interesting thing is that in aggregate, the COVID year was a year of tremendous demand for us. We had record order intake and I would tell you that in general, the demand side of the equation has continued to be very, very strong as we have learned how to accommodate COVID and the global economy has evolved in an attendant fashion overall. If you were to look at our margin profile, you would see that right now we’re at about 25 point EBITDA margins, our gross margins are running at about 51% overall. What you would find is that if you really looked through the detail, is that our margins as we enter the current fiscal year are impacted to a degree by taking out public company costs. So, as a newly public company we’re going to add about 10 million dollars in costs to our P&L associated with everything from D&O coverage, to embracing it more, to having the infrastructure necessary to be a public company. But secondly, within our numbers, you’d also see a temporarily dilutive impact on some of our M&A activity, where as an example, some of the deals that we’ve done, we’ve bought assets that have had very low margin performance, where we have taken actions that have made them almost immediately accretive. But that is a temporary effect where if you adjust for all of that, I think for both public company costs, as well as the impact on certain acquisitions, what you’d find is that our EBITDA margins, they would be a point or two higher than our current level of 25 points. Our view, again, when you look at where we are today and when you look ahead, is that the demand is healthy. The nature of our business is that we enjoy high operating leverage. On top of that, we have opportunities to continue to improve the quality of our operating performance. And that so long as we are able to mitigate and manage global supply chain issues, our view is that our margin expansion story will be very strong and respectable.

Josh Kincaid, Seeking Alpha

I want to quote your sparring partner, Larry Kingsley, incoming Chairman. He said that Mirion is well positioned and will continue to drive long term growth in significant shareholder value. Tom and his team have done a great job in building leading positions across the industries through a global footprint, featuring real technological differentiation, limited macroeconomic sensitivity and opportunities for sustained improvements over time. What else do you want to add, Tom, about the near and long-term prospects for internal and external stakeholders that Larry was alluding to?

Tom Logan, CEO of Mirion Technologies

Well I think that kind of says it all, Josh, in the sense that if Larry’s words are prophetic, and we have every reason to believe that they will be, we’re going to generate a lot of shareholder value. And so, if we can meet expectations organically, if we can add to that a layer of consistent inorganic growth, and then add to that, improvements in our operational performance, then I think that this will continue to be a great story. And certainly, Larry’s kissed a lot of frogs in his roles as a public company CEO and subsequently in private equity, and in his partnering with Goldman Sachs, he has seen literally hundreds of assets, and he knows from which he speaks and I think he has identified in our company some great core characteristics that position us well. In a way that’s familiar to him, in a way that’s exciting to him overall. I think his words are quite apt, that if we can merely do what he expressed here and that we will create value along the way.

Josh Kincaid, Seeking Alpha

I know you’re limited on what you can say about what you’re in the process of creating. But you guys have improved your range of product offerings over time. So, going forward, what’s going to be the next generation of products? What are they going to look like? What problems will they address? Is there anything you can tell the investor audience?

Tom Logan, CEO of Mirion Technologies

So, a few things. Firstly, the new products will be characterized by advancements in core detection technologies and the related material science associated with them. That will be a meta theme that will play through a number of our product categories.

Secondly, and perhaps more broadly, there is a vast opportunity for us to digitize our installed base. So today Mirion has deployed literally millions of analog sensors throughout the market, across vertical market boundaries and in key segments. The opportunity to digitize our product offerings, in some cases through retrofits, and other cases through new product categories, is something that’s very compelling to our customers. Because in doing so, it gives you the ability to have more information about the quality of operations, the efficiency of operations, more lead time about incipient failure modes, that if caught early, will minimize downtime and the ability to essentially behind the scenes create more kind of AI or expert network support for the output of some of the instruments, particularly some of the more esoteric scientific instruments that we produce. That in a world where talent is at premium and becoming more expensive in general, will create value for our client set overall. And so, I would tell you that our ability to do that through a combination of cloud enablement of our instruments, which is something where we have a commercial release this year and that we think is very scalable and we’re very excited about.

Secondly through SAS-based or cloud-based software offerings, again, an area of significant focus and capital and R&D spending for the business overall. Those will be the game changers. Those will be the characteristics that drive a higher degree of customer integration, higher degree of customer value addition as we move ahead. And also in the process continue to change the characteristics of our business, where typically, if we are successful and driving this digital conversion, if you will, that’ll increase the recurring revenue component of our top line, it will increase the stickiness, the predictability and we think there’s tremendous scope to do that.

Josh Kincaid, Seeking Alpha

What do you think some detractors get wrong about Mirion? What are a couple of things you think investors should know?

Tom Logan, CEO of Mirion Technologies

I think a stumbling block for many, is the historic on again, off again, nature of the nuclear power industry. Where the nuclear power industry isn’t well understood by most folks and, understandably, because it’s a complex market overall. But I think as we explain, firstly, the nature of what we do, that more than anything else we’re a safety company. We’re providing safety for individuals, for the environment, and we’re fundamentally trying to make the world a greater place. I mean our mission statement literally is focused on the greater good of humanity through harnessing our domain knowledge of ionizing radiation overall. As we explain the evolution of the nuclear power market awareness today, the dynamics of the revenue that we enjoy from that industry, it’s tremendously comforting and exciting for people to see that this is actually a sector that is incredibly robust, predictable and where the upside potential is considerably greater than many would anticipate. Candidly, that’s the biggest educational issue we run into overall. I mean some mis-infer the strategic evolution of our focus where clearly, we’ve been a bit more focused, over-indexed, if you will, on healthcare over the last three or four years, which we’ve done more than any other reason, to open the aperture of our addressable market, in a highly synergistic adjacency for us overall. To be clear, it’s not us fleeing the nuclear power industry. In any measure, it really is adding to it in an arena that we think is very attractive to us overall. So that’s part of the equation.

The other educational process that I think many are interested in, is the balancing of our healthcare exposure with our industrial exposure. That today healthcare represents a third of our total business. If you were to add to that the life sciences piece it’s about 44% of our total revenue. That is an extraordinarily high exposure to healthcare, relative to most industrial technology companies. And as you know, generally speaking, med tech commands a higher valuation then industrial tech overall, and that will likely continue to be the case. So, this is a good news story. We’re an industrial tech company that has a higher degree of exposure to a higher valued sector overall, and that’s something that we’re excited and we hope shareholders will be excited about as well. But it creates a bit of an issue in that right now, we’re somewhere in between, we’re a little bit med tech, we’re a little bit industrial tech. And I think the answer to that is simply education. It’s spending time in forums like this, in a broad-based shareholder outreach programs, to really educate people as to who we are and where we’re going. And really kind of this unique niche that we’ve defined and has served us well for two decades, and we think will do so to a greater degree as we move ahead.

Josh Kincaid, Seeking Alpha

Right. I think with that, we have to wrap this one up. I want to thank my guest, Tom Logan, CEO of Mirion. I just reported second quarter financial results, recently revenue at 612 million, up 27.9%. And look for their stock, soon to be trading on the New York Stock Exchange under the ticker symbol MIR after the 21st of October.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the estimated future financial performance, financial position and financial impacts of the potential transaction, the satisfaction of closing conditions to the potential transaction and the private placement, the level of redemptions by GSAH’s public stockholders and purchase price adjustments in connection with the potential transaction, the timing of the completion of the potential transaction, the anticipated pro forma enterprise value and Adjusted EBITDA of the combined company following the potential transaction, anticipated ownership percentages of the combined company’s stockholders following the potential transaction, and the business strategy, plans and objectives of management for future operations, including as they relate to the potential transaction. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When GSAH or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, GSAH’s or Mirion’s management. These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside GSAH’s and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) GSAH’s ability to complete the potential transaction or, if GSAH does not complete the potential transaction, any other initial business combination; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of GSAH; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the private placement; (5) the risk that the proposed transaction disrupts current plans and operations of GSAH or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that GSAH and Mirion may be adversely affected by other economic, business, and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against GSAH, Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the definitive proxy statement of GSAH, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GSAH.

Forward-looking statements included in this release speak only as of the date of this release. Neither GSAH nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in GSAH’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, a registration statement on Form S-4 was filed by GSAH with the SEC and has been declared effective. The Form S-4 includes a proxy statement in connection with the solicitation of proxies for the vote by GSAH’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. GSAH and Mirion urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about GSAH, Mirion and the proposed business combination. GSAH’s stockholders are also be able to obtain copies of such documents, without charge at the SEC’s website at http://www.sec.gov, or by directing a request to: IR-GSPCS@gs.com

Participants in the Solicitation

GSAH and Mirion, and their respective directors and officers, may be deemed participants in the solicitation of proxies of GSAH stockholders in connection with the proposed business combination. GSAH’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GSAH in GSAH’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GSAH’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting is set forth in the proxy statement/prospectus for the proposed business combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination is included in the proxy statement/prospectus that GSAH has filed with the SEC.